SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 6

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N 10 0

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification of above person Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,645,404 8. Shared Voting Power 9. Sole Dispositive Power 6,645,404 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,404 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 2 of 7

1.	Name of Reporting Person I.R.S. Identification of above person Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 356,571 8. Shared Voting Power 9. Sole Dispositive Power 356,571 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,571 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 3 of 7

1.	Name of Reporting Person I.R.S. Identification of above person Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,001,975 8. Shared Voting Power 9. Sole Dispositive Power 7,001,975 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,975 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person PN

CUSIP No. 76 009N 10 0	13D	Page 4 of 7

This Amendment No. 6 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the “Reporting Persons”) originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002, Amendment No. 4 filed on June 3, 2002 and Amendment No. 5 filed on August 6, 2002 with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Rent-A-Center, Inc. (“Rent-A-Center” or the “Issuer”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 4, to which reference is made regarding a description of the securities of the Issuer owned by the Reporting Persons, is hereby amended and supplemented as follows:

On April 25, 2003, AIFIV, Overseas IV and the Issuer entered into the Stock Purchase and Exchange Agreement (the “Purchase and Exchange Agreement”), whereby, subject to the terms and conditions therein, AIFIV and Overseas IV agreed to sell and the Issuer agreed to purchase that number of shares that would cause Apollo’s aggregate percentage ownership of the Issuer’s issued and outstanding Common Stock to be reduced from 20.03% to 19.00%. The price per share paid by the Issuer for the shares purchased from AIFIV and Overseas IV will be the same as that paid by the Issuer to its other stockholders who tender shares pursuant to the public modified Dutch auction tender offer for 2,200,000 shares of the Issuer’s outstanding Common Stock that the Issuer commenced on April 28, 2003 (the “Tender Offer”). AIFIV and Overseas IV are not obligated to sell any shares unless they would be entitled to sell an aggregate of 666,667 shares of Common Stock and unless the price paid for each share is at least $60.00.

Pursuant to the Purchase and Exchange Agreement, AIFIV and Overseas IV also agreed to exchange the one share each of Series A Preferred Stock held by them for one share each of a new series of preferred stock (the “Series C Preferred Stock”) to be designated by the Board of Directors of the Issuer. The Series C Preferred Stock will have substantially the same rights, powers, preferences and limitations, including the conversion rights, as the Series A Preferred Stock, except that the holders of the Series C Preferred Stock will not be entitled to vote as a separate class to elect any directors to the Issuer’s Board of Directors. Under the Purchase and Exchange Agreement, AIFIV, Overseas IV, the Issuer and Mark E. Speese also agreed to amend the existing stockholders agreement to which AIFIV, Overseas IV, the Issuer, Mark E. Speese and certain other persons are a party, to reflect the exchange of the Series A Preferred Stock for the Series C Preferred Stock. AIFIV, Overseas IV and the Issuer also agreed to similarly amend the existing registration rights agreement to which they are parties.

AIFIV and Overseas IV are not obligated to sell any of their shares of Common Stock to the Issuer, or to exchange their shares of Series A Preferred Stock for shares of Series C Preferred Stock, unless the

Issuer successfully completes the Tender Offer. The purchase and sale of AIFIV’s and Overseas IV’s shares of Common Stock and the exchange of the preferred stock will take place no earlier than the eleventh business day after the completion of the Tender Offer. The Purchase and Exchange Agreement is incorporated into this Schedule as an exhibit hereto and is incorporated into this Item 4 by reference.

The Issuer filed a Schedule TO (File No. 005-49993) with the Securities and Exchange Commission on April 28, 2003, in connection with the Tender Offer. Pursuant to the Tender Offer, the Issuer is offering to buy up to 2,200,000 shares of its Common Stock from its stockholders who properly tender their shares at a price per share not greater than $66.00 nor less than $60.00. AIFIV and Overseas IV indicated in the Purchase and Exchange Agreement that they do not intend to tender any shares in the Tender Offer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

The Reporting Persons beneficially own two shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 36.80 shares of Common Stock for an aggregate of 72 shares of Common Stock. Assuming the conversion of all of the shares of Series A Preferred Stock beneficially owned by the Reporting Persons as of the date hereof, the Reporting Persons would beneficially own an aggregate of 7,001,975 shares of Common Stock, which would represent approximately 20.0% of the outstanding Common Stock of the Issuer. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

(a) See the information contained on the cover pages to this Amendment No. 6 to Schedule 13D which is incorporated herein by reference.

(b) See the information contained on the cover pages to this Amendment No. 6 to Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 6 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Purchase and Exchange Agreement contained in Item 4 to this Amendment No. 6 to Schedule 13D, which is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:

Stock Purchase and Exchange Agreement dated April 25, 2003 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc. (incorporated by reference to Exhibit 99.(d)(1) to the Schedule TO, File No. 005-49993 as filed on April 28, 2003).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: April 30, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date: April 30, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its Managing General Partner

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date: April 30, 2003	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

	By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President